UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2015

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

Green Square-Bâtiment D

80/84 rue des Meuniers

92220 Bagneux France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXHIBITS

Exhibit	Description

99.1	DBV Technologies Selected to Enter Euronext’s Tech 40 Label

99.2	Topline Financial Results for First Three Months of 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: April 29, 2015	By:	/s/ David Schilansky
David Schilansky
Chief Operating Officer

Exhibit 99.1

Press Release

Bagneux, France, Tuesday, April 28, 2015

DBV Technologies Selected to Enter

Euronext’s Tech 40 Label

DBV Technologies (Euronext: DBV – ISIN: FR0010417345 - Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, today announced that it has been selected by EnterNext, part of the Euronext exchange, to become a member of the Tech 40 Index tier.

Based on quantitative and qualitative criteria, this Euronext label is awarded on a yearly basis to the top 40 technology companies listed on the SME’s* tier of the Euronext exchange.

*	PME-ETI

About DBV Technologies

DBV Technologies is developing Viaskin®, an innovative new approach to the treatment of allergies – a major public health issue that has been increasing in prevalence. DBV Technologies, incorporated in France in 2002, has developed a proprietary, worldwide-patented technology for administering an allergen to intact skin while avoiding transfer to the blood, and thus considerably lowering the risk of a systemic, allergic reaction in the event of accidental exposure. DBV Technologies is focusing on food allergies, including milk and peanut, for which there are currently no effective treatments. DBV Technologies has designed two products candidates: Viaskin® Peanut and Viaskin® Milk. The clinical development program for Viaskin® Peanut has received Fast Track designation from the US Food and Drug Administration.

DBV Technologies shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com.

DBV Technologies Contacts

Nathalie Donne

Director, Corporate Communication & Business Development

Tél. : +33(0)1 55 42 78 72

nathalie.donne@dbv-technologies.com

Susanna Mesa

VP Finance, US Investor Relations & Strategy

Tél. : +1 917-346-3447

susanna.mesa@dbv-technologies.com

DBV Technologies Media Contacts

Marion Janic

Rooney & Associates

Tél. : +1-212-223-4017

mjanic@rooneyco.com

Exhibit 99.2

Press Release

Bagneux, France, April 29, 2015

Topline Financial Results for

First Three Months of 2015

DBV Technologies, (Euronext: DBV – ISIN: FR0010417345 – Nasdaq Stock Market: DBVT), a clinical-stage specialty biopharmaceutical company, today announced its topline financial results, as well as its cash and cash equivalents, for the first three months of 2015.

Topline Financial Results for first three months of 2015

For the first three months of 2015, the total income reached €1,453,706, up from €1,277,349 for the same period in 2014. This 13.8% increase partly resulted from an increase in Research Tax Credit, amounting to €1,275,595 over the period, compared to €1,227,140 a year earlier, and also from the sales of Diallertest®, which amounted to €107,520 for the first three months of 2015, whilst no revenue was booked for the sales of Diallertest® over the same period in 2014.

Cash and cash equivalents at March 31, 2015

As of March 31, 2015, DBV Technologies’ cash and cash equivalents amounted to €109.7 million, as compared with €114.6 million as of December 31, 2014.

Annual Reports

DBV Technologies also announced today the filing of its Form 20-F with the Securities and Exchange Commission (SEC) in the United States, as well as its Annual Financial Report [Rapport Financier Annuel], for the fiscal year ended December 31, 2014.

These documents are available on the “Investor Relation” page of the company’s corporate website (www.dbv-technologies.com), under the headings “SEC Filings” and “Annual Reports & General Meeting”. In addition, the Form 20-F is available on the website of the SEC (www.sec.gov) A hard copy of these documents, each of which contains our complete audited financial statements, may be received free of charge, upon request.

About DBV Technologies

DBV Technologies is developing Viaskin®, an innovative new approach to the treatment of allergies – a major public health issue that has been increasing in prevalence. DBV Technologies, incorporated in France in 2002, has developed a proprietary, worldwide-patented technology for administering an allergen to intact skin while avoiding transfer to the blood, and thus considerably lowering the risk of a systemic, allergic reaction in the event of accidental exposure. DBV Technologies is focusing on food allergies, including milk and peanut, for which there are currently no effective treatments. DBV Technologies has designed two products candidates: Viaskin® Peanut and Viaskin® Milk. The clinical development program for Viaskin® Peanut has received Fast Track designation and Breakthrough Therapy designation from the US Food and Drug Administration.

DBV Technologies shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345) and on the Nasdaq Stock Market in the form of American Depositary Shares (each representing one-half of one ordinary share) (Ticker: DBVT). For more information on DBV Technologies, please visit our website: www.dbv-technologies.com

Forward Looking Statements

This press release contains forward-looking statements, including statements reflecting management’s expectations for future financial and operational performance and business outlook; and statements regarding our research and development efforts; statements about our ability to successfully complete the clinical trials, and our ability to obtain regulatory approval for and commercialize our product candidates. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. The company’s product candidates have not been approved for sale in any jurisdiction. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties associated generally with research and development, clinical trials and related regulatory reviews and approvals, the risk that historical preclinical results may not be predictive of future clinical trial results, and the risk that historical clinical trial results may not be predictive of future trial results. A further list and description of these risks, uncertainties and other risks can be found in the company’s regulatory filings with the French Autorité des Marchés Financiers, the company’s Securities and Exchange Commission filings and reports, including in the company’s annual report on Form 20-F for the year ended December 31, 2014 and future filings and reports by the company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release, whether as a result of new information, future events or circumstances or otherwise.

DBV Technologies Contacts

Nathalie Donne

Director, Corporate Communication & Business Development

Tél. : +33(0)1 55 42 78 72

nathalie.donne@dbv-technologies.com

Susanna Mesa

VP Finance, US Investor Relations & Strategy

Tél. : +1 917-346-3447

susanna.mesa@dbv-technologies.com

DBV Technologies Media Contacts

Marion Janic

Rooney & Associates

Tél. : +1-212-223-4017

mjanic@rooneyco.com